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    (312) 853-7830                                     aribaudo@sidley.com

                                  May 17, 2005

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention:  Ms. Messeret Nega

             Re:    ING USA Annuity and Life Insurance Company
                    Form S-3 filed March 18, 2005
                    File No. 333-123457

Dear Ms. Nega:

            ING USA Annuity and Life Insurance Company, an Iowa insurance company ("ING USA") is filing today by EDGAR, Amendment No. 2 ("Amendment No. 2") to the above-referenced Registration Statement on Form S-3 (the "Registration Statement") including the exhibits indicated therein. We are providing to you for the Staff's reference 6 copies of Amendment No. 2 and the exhibits filed therewith, 3 copies of which have been marked to show the changes from Amendment No. 1 ("Amendment No. 1") to the Registration Statement as filed by EDGAR on April 22, 2005.

            On behalf of ING USA, this letter responds to the comments of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), concerning Amendment No. 1, contained in the letter dated May 10, 2005 (the "Comment Letter") addressed to Eric G. Banta of ING USA. For convenience, we have repeated your comments in bold and we have provided the response of ING USA in plain text.

            Upon resolution of the Staff's comments, ING USA will request acceleration of the effectiveness of the Registration Statement under separate cover letter.

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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
May 17, 2005
Page 2
            General

         1. WE NOTE YOUR RESPONSE TO COMMENT 2. PLEASE REVISE TO CLARIFY THAT YOU WILL SPECIFICALLY INCORPORATE THE 34 ACT REPORTS OF ING USA. YOU NEED TO INCORPORATE ITS 10-K INTO EACH TRUST'S AND EACH 10-Q INTO THE NEXT FILED 8-K OF EACH TRUST. FOR SUBSEQUENT 8-KS YOU MAY REFER TO THE FINANCIALS INCORPORATED INTO THE RELEVANT 8-K.

            REGISTRANT'S RESPONSE:

            ING USA agrees with the Staff's comment and supplementally undertakes that (1) following the filing by ING USA of its Quarterly Report on Form 10-Q (an "ING USA Quarterly Report"), the first Current Report on Form 8-K, or the first Asset-Backed Issuer Distribution Report on Form 10-D, if applicable (a "Distribution Report"), filed by ING USA, as depositor with respect to each trust, will incorporate by reference such ING USA Quarterly Report; (2) any subsequent Distribution Report filed by ING USA, as depositor for each such trust, prior to the next Quarterly Report or ING USA Annual Report (defined below), as applicable, will refer investors to the periodic reports previously incorporated by reference in the most recent applicable Distribution Report, the most recent Trust Form 10-K (defined below), if any, and the Registration Statement; and (3) following the filing by ING USA of its Annual Report on Form 10-K (the "ING USA Annual Report"), the Annual Report on Form 10-K for such fiscal year filed by ING USA, as depositor with respect to each trust (each, a "Trust Form 10-K"), will incorporate by reference such ING USA Annual Report.

         2. PLEASE SUPPLEMENTALLY UNDERTAKE TO DISCLOSE ANY TRUSTEE FEES OR OTHER TRUST EXPENSES PAID BY A TRUST IN THE FORM 8-KS FILED FOR THAT TRUST.

            REGISTRANT'S RESPONSE:

            ING USA supplementally undertakes to disclose any trustee fees or trust expenses paid by a trust in each Distribution Report filed for such trust.

                                     * * * *

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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
May 17, 2005
Page 3

      After you have completed your review, please do not hesitate to contact one of us, Perry J. Shwachman (312-853-7061) or Anthony J. Ribaudo (312-853-7830), if you have any questions or comments regarding the above.

      Sincerely,

      /s/ Perry J. Shwachman               /s/ Anthony J. Ribaudo

cc:   Max A. Webb (Securities and Exchange Commission)
      Eric G. Banta (ING USA Annuity and Life Insurance Company)
      Beth Edwards (ING USA Annuity and Life Insurance Company)
      Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)